TimefireVR Inc.

7150 E. Camelback Rd.

Suite 444

Scottsdale AZ, 85251

August 2, 2018

VIA EDGAR

Edwin Kim, Attorney-Advisor

Folake Ayoola, Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: TimefireVR Inc.

Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A

Filed June 12, 2018

File No. 000-31587

Dear Mr. Kim:

In your letter dated July 5, 2018 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Schedule 14A within 10 business days or advise you when we would provide a response. On July 17, 2018, we requested a ten business day extension, until August 2, 2018, to file an amended Schedule 14A and a response to the Staff Comment Letter.

We are currently waiting for the Company’s Chief Financial Officer to compile financial statements in order to respond to the Staff Comment Letter’s requests regarding financial statements for the Company’s former subsidiary and pro forma financial information for the Company. Accordingly, we respectfully request a 10 business day extension, until August 16, 2018, to file our response to the Staff Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call our legal counsel at (561) 227-4557.

Very truly yours,

/s/Jonathan Read

Jonathan Read

Chief Executive Officer

CC: Michael Harris, Esq.

Nason, Yeager, Gerson, White & Lioce, P.A.